Exhibit 23.3

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of YD Bio Limited on Amendment No. 4 to Form F-4 (File No. 333-283428) of our report dated March 11, 2025, which includes an explanatory paragraph as to Breeze Holdings Acquisition Corp.’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Breeze Holdings Acquisition Corp. as of December 31, 2024 and 2023 and for the years ended December 31, 2024 and 2023, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp
New York, NY
March 17, 2025